UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Goldman Sachs Private Credit Corp.

(Name of Subject Company (Issuer))

Goldman Sachs Private Credit Corp.

(Name of Filing Persons (Offeror and Issuer))

Class I Shares of Common Stock, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Caroline Kraus

Stanley Matuszewski

Goldman Sachs Asset Management, L.P.

200 West Street

New York, NY 10282

(312) 655-4419

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

With copies to:

Joshua Wechsler, Esq.	Thomas J. Friedmann, Esq.
Fried, Frank, Harris, Shriver &	William J. Bielefeld, Esq.
Jacobson LLP	Darius I. Ravangard, Esq.
One New York Plaza	Dechert LLP
New York, New York 10004	One International Place
Telephone: (212) 859-8000	40th Floor
Facsimile: (212) 859-4000	100 Oliver Street
Boston, MA 02110
Telephone: (617) 728-7100
Facsimile: (617) 426-6567

☐  Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on March 2, 2026 by Goldman Sachs Private Credit Corp. (the “Fund”) in connection with an offer by the Fund to purchase up to 17,285,147 of its outstanding Class I shares of common stock, par value $0.001 per share (the “Shares”), which represents 5.0% of Shares outstanding as of December 31, 2025, at a price equal to the net asset value per Share as of March 31, 2026, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 2, 2026 (the “Offer to Purchase”), and the related Letter of Transmittal (together with the Offer to Purchase and the tender offer made thereby, the “Offer”).

This Amendment No. 1 to the Statement is being filed by the Fund pursuant to Rule 13e-4 (“Rule 13e-4”) of the Securities Exchange Act of 1934, as amended, to include additional written communications relating to the Offer and report preliminary results of the Offer. The final dollar value and the exact number of Shares to be repurchased will be disclosed in a subsequent final amendment to the Statement reporting the final results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is provided pursuant to Rule 13e-4:

The Fund estimates that 17,281,858 Shares, or 4.9990% of Shares outstanding as of December 31, 2025, were duly tendered to the Fund before the expiration of the Offer at 11:59 p.m., Eastern Time, on March 27, 2026.

The Fund intends to accept repurchase requests for 4.9990% of Shares outstanding as of December 31, 2025. Therefore the Fund intends to repurchase 100% of the requested amounts.

Item 12 of the Statement is hereby amended and supplemented as follows:

The following exhibit is added to the Statement:

(a)(1)(vi) Q1 2026 Tender Offer Update

Except as specifically provided herein, the information set forth in the Statement, including the Offer to Purchase and related the Transmittal Letter, remains unchanged and this Amendment does not modify any of the information previously reported therein.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLDMAN SACHS PRIVATE CREDIT CORP.

Dated: April 6, 2026	By:	/s/ Stanley Matuszewski
Name: Stanley Matuszewski
Title: Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit

(a)(1)(vi)	Q1 2026 Tender Offer Update.